                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           CHAPARRAL RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    159420207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                ASKAR ALSHINBAYEV
                     CENTRAL ASIAN INDUSTRIAL HOLDINGS N.V.
                                 SCHARLOOWEG 81
                                    CURACAO
                              NETHERLANDS ANTILLES
                                 599 9 461 6261
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  MAY 10, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 159420207                       13D                 Page 2 of __ Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Central Asian Industrial Holdings N.V.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands Antilles
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    26,002,624
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    26,002,624
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,002,624
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the Common Stock, par value $0.0001 per share (the "Common Stock"), of Chaparral Resources, Inc., a Delaware corporation (the "Company"). The principal business address of the Company is 16945 Northchase Drive, Suite 1620, Houston, Texas 77060.

ITEM 2.       IDENTITY AND BACKGROUND.

         The person filing this Statement is Central Asian Industrial Holdings N.V., a corporation organized under the laws of the Netherlands Antilles (the "Reporting Person"). The principal business address of the Reporting Person is Scharlooweg 81, Curacao, Netherlands Antilles. The principal business of the Reporting Person is acquiring, owning, administering and managing, selling, exchanging, transferring, alienating, issuing and trading in shares and other participation certificates, bonds, funds, promissory notes, acknowledgements of debt, bills of exchange, other debt instruments, and other securities, borrowing and lending moneys and providing security, investing capital in real estate, dealing in futures and carrying on general trading activities.

         Askar Alshinbayev, Nina Zhusupova and Nurzhan Subkhanberdin (the "Principal Stockholders") collectively own a majority of the outstanding shares of voting stock of the Reporting Person. Certain of the Principal Stockholders also serve as directors and executive officers of the Reporting Person.

         The name, residence or business address, present principal occupation or employment, principal business address of any corporation or other organization in which such employment is conducted, and citizenship for each of the Principal Stockholders and for each director and executive officer of the Reporting Person are set forth on Schedule 1 attached to this Statement.

         During the last five years, none of the Principal Stockholders, the Reporting Person or any of the directors or executive officers of the Reporting Person identified on Schedule 1 attached to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Principal Stockholders, the Reporting Person, or any of the directors or executive officers of the Reporting Person identified on Schedule 1 attached to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 9, 2002, the Reporting Person and the Company entered into a Master Agreement (the "Master Agreement") pursuant to which the Reporting Person acquired from the Company 22,925,701 shares of Common Stock (the "Shares"), a US $4,000,000 principal amount Promissory Note (the "Note") and a Stock Purchase Warrant exercisable to acquire 3,076,923 shares of Common Stock (the "Warrant"). Copies of the Master Agreement, the Note and the Warrant are included as Exhibits A, B and C, respectively, to this Statement.

         The Reporting Person used funds included in its working capital to acquire the Shares, the Note and the Warrant. The aggregate purchase price of the Shares was US $8,000,000. The aggregate purchase price of the Note and the Warrant was US 4,000,000. If the Reporting Person determines to exercise the Warrant, the Reporting Person expects to use funds included in its working capital to pay the exercise price payable pursuant to the Warrant. The aggregate exercise price payable upon the exercise of the Warrant in full is US $4,000,000, subject to adjustment upon the occurrence of certain events as provided in the Warrant.

ITEM 4.       PURPOSE OF TRANSACTION.

         On May 3, 2002, the Reporting Person entered into a Sale and Purchase Agreement (the "Shell Loan Sale and Purchase Agreement") with Shell Capital Inc. ("Shell"). A copy of the Shell Loan Sale and Purchase Agreement is included as Exhibit D to this Statement.

         Pursuant to the Shell Loan Sale and Purchase Agreement, on May 7, 2002 the Reporting Person acquired all of the rights and interests of Shell under the Loan Agreement dated November 1, 1999, as amended (together with all related agreements and instruments, the "Shell Loan Agreement"), among the Company, as borrower, CAP(G), Central Asian Petroleum, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("CAP(D)"), and Closed Joint Stock Company Karakudukmunai, a joint stock company organized under the laws of the Republic of Kazakhstan and an indirect subsidiary, through CAP(G) and CAP(D), of the Company ("KKM"), as co-obligors, and the banks, financial institutions and other persons named therein, as lenders.

         Upon the completion of the transactions contemplated by the Shell Loan Sale and Purchase Agreement, Shell discontinued and withdrew the legal proceedings involving the Company and CAP(G) pending in the United Kingdom and Guernsey and the parties entered into a mutual general release of all claims arising under or in connection with the Shell Loan Agreement, other than claims which might be brought by the Reporting Person in the future to enforce its rights thereunder.

         In order to facilitate the transactions contemplated by the Shell Loan Purchase and Sale Agreement, Open Joint Stock Company Kazkommertsbank, a joint stock company organized under the laws of the Republic of Kazakhstan ("Kazkommertsbank"), agreed to provide a credit line of up to US $33,000,000 including a US $28,000,000 refinancing loan to KKM (the "Refinancing Loan") and a US $5,000,000 working capital loan (the "Working Capital Loan"). The Principal Stockholders collectively own a majority of the outstanding shares of voting stock of Kazkommertsbank. Certain of the directors and executive officers of Kazkommertsbank also serve as directors or executive officers of the Reporting Person.

         The Refinancing Loan and Working Capital Loan are repayable within five years of their date of issuance and bear interest at 14% per annum. The Company paid the Reporting Person a US $1,788,000 restructuring fee. KKM used the proceeds of the Refinancing Loan to discharge certain indebtedness owed by KKM to CAP(G), which in turn used the proceeds of such repayment to discharge certain indebtedness owned by CAP(G) to the Company. The Company used the proceeds of the debt repayment from CAP(G) to discharge, by payment to Shell, US $28,000,000 of the indebtedness under the Shell Loan Agreement. Following the repayment to Shell and completion of the Master Agreement, the remaining indebtedness under the Shell Loan Agreement was reduced to US $2,450,000 and restructured to reflect a 14% annual interest rate, the warrant to purchase 1,785,455 shares of Common Stock issued to Shell in connection with the Shell Loan Agreement was surrendered to the Company for cancellation, the 40% net profits interest in CAP(G) held by Shell was transferred to the Reporting Person to be repurchased for a nominal amount by CAP(G) and cancelled. All other agreements between the Company and its subsidiaries and Shell and its affiliates were terminated in connection with the refinancing of the Shell Loan Agreement, including KKM's crude oil sales agreement with Shell Trading International Limited and the technical services agreement with Shell Capital Services Limited. In addition, the Reporting Person agreed to the cancellation of the Company's OPIC political risk insurance and transportation risk insurance policies.

         On May 9, 2002, the Reporting Person and the Company entered into the Master Agreement pursuant to which, on May 10, 2002 (a) the Reporting Person purchased the Shares from the Company for an aggregate purchase price of US $8,000,000 in cash and (b) the Reporting Person purchased the Note from the Company and Central Asian Petroleum (Guernsey) Limited, a Guernsey corporation and a wholly-owned subsidiary of the Company ("CAP(G)"), together with the Warrant issued by the Company, for US $4,000,000 in cash. The Note is repayable on the third anniversary of its date of issuance and bears interest at 12% per annum.

         The Company and the Reporting Person also entered into a Registration Agreement on May 10, 2002 (the "Registration Agreement") pursuant to which the Company agreed to register for resale pursuant to the United States federal and state securities laws the Shares and the shares of Common Stock acquirable upon the exercise of the Warrant. A copy of the Registration Agreement is included as Exhibit E to this Statement.

         In connection with the consummation of the transactions contemplated by the Master Agreement, four of the Company's incumbent directors, John G. McMillian, David A. Dahl, Ted Collins, Jr., and Richard Grant, voluntarily resigned as directors and the board adopted a resolution increasing the size of the board to seven directors. Five new directors, Askar Alshinbayev, Ian Connor, John Duthie, Nikolai Klinchev and Peter G. Dilling have been appointed to fill the resulting vacancies on the board. Biographical information regarding the newly-appointed directors is included on Schedule 2 to this Statement.

         As a condition to the consummation by the Reporting Person of transactions contemplated by the Master Agreement, Allen & Company Incorporated and Whittier Ventures LLC, which collectively owned a majority of the outstanding shares of Common Stock prior to the issuance of the Shares to the Reporting Person, entered into agreements pursuant which they agreed to vote all of the shares of Common Stock held by them in favor of certain amendments to the Company's certificate of incorporation and bylaws and to cause the board of directors of the Company to be comprised of seven directors, five of whom will be designated by the Reporting Person and two of whom will be designated by the Company's incumbent directors and be acceptable to the Reporting Person. Copies of the agreements entered into by Allen & Company Incorporated and Whittier Ventures LLC and the forms of the proposed amendments to the Company's certificate of incorporation and bylaws are included as Exhibits F, G, H and I, respectively, to this Statement. Pursuant to the Master Agreement, the Company agreed to hold an annual or special meeting of its stockholders as soon as practicable at which the amendments to the Company's certificate of incorporation and bylaws will be submitted for approval by the Company's stockholders.

         In addition, in connection with the consummation of the transactions contemplated by the Master Agreement, the Company repurchased 50,000 shares of its Series A Preferred Stock held by Exeter Finance Group, Inc. for a purchase price of US $2,300,000 in cash and acquired the beneficial interest in 100% of the issued stock of Korporatsiya Mangistau Terra International (which owns 10% of the shares in KKM) for a purchase price of US $1,200,000 in cash and 1,000,000 shares of Common Stock. Following completion of these transactions, no shares of the Company's Series A Preferred Stock remain outstanding and the Company increased its ownership of KKM to 60%.

         The foregoing descriptions of the Shell Loan Sale and Purchase Agreement, the Master Agreement, the Note, the Warrant, the Registration Agreement and the agreements of certain principal stockholders of the Company are qualified in their entirety by reference to the complete terms and conditions of such agreements, which are attached to this Statement as Exhibits A through I.

         The Reporting Person has acquired the Shares and the Warrant for investment purposes. The Reporting Person will continue to evaluate its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Company's shares. Based upon such evaluation, the Reporting Person may take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may seek to acquire additional shares of Common Stock in the open market, in private transactions, through a tender offer or otherwise, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Person, including through sales in the open market, underwritten public offerings, private sale transactions and hedging transactions with third parties.

         Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Reporting Person beneficially owns 26,002,624 shares of Common Stock, representing 64.54% of the outstanding shares of Common Stock. The percentage beneficial ownership of the Reporting Person has been determined based on the 14,283,801 shares of Common Stock outstanding as of April 1, 2002, as reported in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001. The Reporting Person has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 26,002,624 shares of Common Stock it beneficially owns.

         (c) The Reporting Person acquired 22,925,701 shares of Common Stock on May 10, 2002 pursuant to the Master Agreement for a purchase price of US $0.349 per share, or an aggregate purchase price of US $8,000,000. The Reporting Person acquired the Warrant, which is exercisable for 3,076,923 shares of Common Stock, on May 10, 2002 pursuant to the Master Agreement. The Warrant is immediately exercisable at the option of the Reporting Person and provides for an exercise price of US $1.30 per share, or an aggregate exercise price of US $4,000,000. The exercise price and number of shares acquirable upon the exercise of the Warrant are subject to adjustment upon the occurrence of certain events as provided in the Warrant.

         (d)-(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The information set forth in Item 4 above is incorporate herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A       -       Master Agreement
              Exhibit B       -       Note
              Exhibit C       -       Warrant
              Exhibit D       -       Shell Loan Sale and Purchase Agreement
              Exhibit E       -       Registration Agreement
              Exhibit F       -       Agreement of Allen & Company Incorporated
              Exhibit G       -       Agreement of Whittier Ventures LLC
              Exhibit H       -       Form of Proposed Amendment to
                                      Certificate of Incorporation
              Exhibit I       -       Form of Proposed Amendments to Bylaws

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 20, 2002

                                        CENTRAL ASIAN INDUSTRIAL
                                        HOLDINGS N.V.

                                             /s/ Askar Alshinbayev
                                           --------------------------
                                                 Askar Alshinbayev
                                                 Managing Director

                                   SCHEDULE 1

                         INFORMATION REGARDING PRINCIPAL
                 STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS

--------------------------------------------------------------------------------------------------------------

                                             PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------
                                              PRINCIPAL               ADDRESS OF
       NAME                 ADDRESS           OCCUPATION               EMPLOYER           CITIZENSHIP
--------------------------------------------------------------------------------------------------------------
Askar Alshinbayev       Apt.15, 110/40        Director              Scharlooweg 81        Kazakhstani
                        Kunaev Str.,                                Curacao
                        Almaty, Kazakhstan                          Netherlands Antilles
--------------------------------------------------------------------------------------------------------------
Nina Zhusupova          Apt. 3, 227           Director              500, Gornaya          Kazakhstani
                        Mukanova Str.,                              Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Nurzhan Subkhanberdin   Apt. 10, 110/40       Director              Scharlooweg 81        Kazakhstani
                        Kunaev Str.,                                Curacao
                        Almaty, Kazakhstan                          Netherlands Antilles
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                                               DIRECTORS OF CAIC
--------------------------------------------------------------------------------------------------------------
                                              PRINCIPAL               ADDRESS OF
       NAME                 ADDRESS           OCCUPATION               EMPLOYER           CITIZENSHIP
--------------------------------------------------------------------------------------------------------------
Eldar Abdrazakov        Apt. 61, 534          Director              500, Gornaya          Kazakhstani
                        Seifullin Str.,                             Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Azat Abishev            Apt. 55, 103/40       Director              500, Gornaya          Kazakhstani
                        Dostyk Ave.,                                Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Askar Alshinbayev       Apt.15, 110/40        Director              500, Gornaya          Kazakhstani
                        Kunaev Str.,                                Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Aidar Akhmetov,         Apt. 4, 500 Gornaya   Director              500, Gornaya          Kazakhstani
                        Str., Almaty,                               Street, 480020,
                        Kazakhstan                                  Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Nurzhan Bekshenov,      Apt. 67, 3            Director              500, Gornaya          Kazakhstani
                        Rimskogo-Korsakova                          Street, 480020,
                        Str., Almaty,                               Almaty, Republic of
                        Kazakhstan                                  Kazakhstan
--------------------------------------------------------------------------------------------------------------
Aibar Dautov            Apt. 63, 163          Director              500, Gornaya          Kazakhstani
                        Klochkova Str.,                             Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Iskander Yerimbetov     Apt. 17, 9-B          Director              500, Gornaya          Kazakhstani
                        Shashkina Str.,                             Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Nina Zhusupova          Apt. 3, 227           Director              500, Gornaya          Kazakhstani
                        Mukanova Str.,                              Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------
Nurzhan Subkhanberdin   Apt. 10, 110/40       Director              500, Gornaya          Kazakhstani
                        Kunaev Str.,                                Street, 480020,
                        Almaty, Kazakhstan                          Almaty, Republic of
                                                                    Kazakhstan
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                                         DIRECTORS OF REPORTING PERSON
--------------------------------------------------------------------------------------------------------------
                                              PRINCIPAL               ADDRESS OF
       NAME                 ADDRESS           OCCUPATION               EMPLOYER           CITIZENSHIP
--------------------------------------------------------------------------------------------------------------
Equity Trust            Scharlooweg 81,
(Curacao) N.V.          Curacao,
                        Netherlands
                        Antilles
--------------------------------------------------------------------------------------------------------------
Askar Alshinbayev       Apt.15, 110/40        Director              Scharlooweg 81,       Kazakhstani
                        Kunaev Str.,                                Curacao,
                        Almaty, Kazakhstan                          Netherlands Antilles
--------------------------------------------------------------------------------------------------------------
Nurzhan Subkhanberdin   Apt. 10, 110/40       Director              Scharlooweg 81,       Kazakhstani
                        Kunaev Str.,                                Curacao,
                        Almaty, Kazakhstan                          Netherlands Antilles
--------------------------------------------------------------------------------------------------------------
Yevgeniy Feld           Apt. 8, 70 Zenkova    Director              Scharlooweg 81,       Kazakhstani
                        Str., Almaty,                               Curacao,
                        Kazakhstan                                  Netherlands Antilles
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                                     EXECUTIVE OFFICERS OF REPORTING PERSON
--------------------------------------------------------------------------------------------------------------
     NAME AND                                 PRINCIPAL               ADDRESS OF
      TITLE                 ADDRESS           OCCUPATION               EMPLOYER           CITIZENSHIP
--------------------------------------------------------------------------------------------------------------
Askar Alshinbayev       Apt.15, 110/40        Director              Scharlooweg 81,       Kazakhstani
Chief Executive         Kunaev Str.,                                Curacao,
Officer                 Almaty, Kazakhstan                          Netherlands Antilles
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                                   SCHEDULE 2

                  BIOGRAPHICAL INFORMATION REGARDING DIRECTORS


         Askar Alshinbayev, age 37, has served as Managing Director of OJSC Kazkommertsbank, the largest private bank in the Republic of Kazakhstan, since 1996. Mr. Alshinbayev received a degree in computer control systems from the Kazakh Polytechnic Institute in Almaty, Kazakhstan and studied at the Institute of Economy, Academy of Science of Russia in Moscow, Russia.

         Ian Connor, age 35, has served as Managing Director of OJSC Kazkommertsbank since April 2001. From May 1997 though March 2001, Mr. Connor served as a senior executive officer of Global Menkul Degerler A.S., a major Turkish brokerage house. Mr. Connor received a B.Sc. Mathematics from the University of Edinburgh in 1988 and qualified as a member of the Institute of Chartered Accountants in England and Wales in 1991.

         Peter G. Dilling has served has President, Chief Executive Officer and Director of Anglo-African Energy since 1999. Prior to 1999, Mr. Dilling served as a senior officer or consultant to several firms in the oil and gas exploration and production industry. Mr. Dilling is a Law graduate from London, England.

         John Duthie, age 59, has served as Country Manager for WestLB Turkey, since 1994. He previously held various positions with Merrill Lynch & Co. and Deutsche Bank. Mr. Duthie received a degree in history in 1963.

         Nikolai Klinchev, age 44, has served as Managing Director and board member of CJSC Karakudukmunai since 1996. Mr. Klinchev graduated from Almaty Institute of Energy in Almaty, Kazakhstan, as a power engineer in 1980 and studied production management in St. Petersburg (formerly Leningrad), Russia, graduating in 1988.

                                  EXHIBIT INDEX


              Exhibit A        -       Master Agreement

              Exhibit B        -       Note

              Exhibit C        -       Warrant

              Exhibit D        -       Shell Loan Purchase and Sale Agreement

              Exhibit E        -       Registration Agreement

              Exhibit F        -       Agreement of Allen & Company Incorporated

              Exhibit G        -       Agreement of Whittier Ventures LLC

              Exhibit H        -       Form of Proposed Amendment to
                                       Certificate of Incorporation

              Exhibit I        -       Form of Proposed Amendments to Bylaws